Exhibit 99.1

KNIGHTED PASTURES TERMINATES PROXY CONTEST AT ALLIED GAMING

LOS ANGELES, CALIFORNIA (August 28, 2025) – Knighted Pastures, LLC (“Knighted Pastures”) announced today that it had notified Allied Gaming & Entertainment Inc. (“Allied Gaming”) (NASDAQ: AGAE) that it was withdrawing its nominations of six candidates for election to the Board of Allied Gaming and for related Board changes. In August 2025, the United States District Court for the Central District of California entered a preliminary injunction order preventing changes to the composition of Allied Gaming’s Board, including a vote on directors for six board seats, based on Allied Gaming’s claim that Knighted Pastures was part of an undisclosed “group” with other shareholders. The Court Order delays the completion of the director vote while the case is pending.

Roy Choi, the Managing Member of Knighted Pastures, announced, “The Court’s ruling has left us with no alternative but to abandon the proxy contest at Allied Gaming. While we strongly deny the allegations made by Allied Gaming and have appealed the District Court Order, the cost of fighting the Company’s lawsuit and the accompanying delay in holding a shareholder vote make continuing with the proxy contest untenable. Unfortunately, Allied Gaming’s cynical tactic of suing me and others close to me has made it too costly to continue this proxy contest. Knighted Pastures is taking a step back from its investment and has donated its shares to multiple charities.”

Mr. Choi added, “By standing up for shareholders through two successful lawsuits, I believe that Knighted Pastures helped preserve shareholder value, twice stopping Allied Gaming in Delaware Chancery Court from executing share issuances on unfair terms prejudicing shareholders. We have gone to great lengths to create meaningful change and unlock value for all shareholders. At this point, we have reached our limit and will no longer pursue further challenges to the Allied Gaming Board of Directors. We wish the Company and its shareholders success in the future.”

Contact Information:

info@knighted.com